B. Riley Securities, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

July 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Heather C. Clark

Re:	Minim, Inc. Registration Statement on Form S-l File No. 333-257656

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the underwriters of Minim, Inc.’s proposed public offering of its common stock, hereby join Minim, Inc.’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 4:00 p.m. (Eastern time) on Wednesday, July 28, 2021, or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please be advised that as of the date hereof, we have distributed approximately 730 electronic copies of the Company’s preliminary prospectus, dated July 26, 2021 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows.]

Very truly yours,

B. RILEY SECURITIES, INC. as Representative of the Underwriters

By:	/s/ Jimmy Baker
Name:	Jimmy Baker
Title:	Head of Capital Markets

[Minim, Inc. Acceleration Request]